Exhibit 5.1

July 28, 2011

Ramtron International Corporation

1850 Ramtron Drive

Colorado Springs, Colorado 80921

Re:	5,462,500 Shares of Common Stock of Ramtron International Corporation

Ladies and Gentlemen:

We have acted as counsel to Ramtron International Corporation, a Delaware corporation (the “Company”), in connection with the issuance and sale by the Company of up to 5,462,500 shares (the “Shares”) of the Company’s common stock, par value $0.01 per share (the “Common Stock”), and associated preferred stock purchase rights that may be issued to holders of the Common Stock (the “Rights”), pursuant to the Underwriting Agreement, dated as of July 28, 2011 (the “Underwriting Agreement”), by and between the Company and Needham & Company, LLC and Craig-Hallum Capital Group, LLC, as representatives of the several underwriters named in Schedule I to the Underwriting Agreement (the “Underwriters”).

In connection with the opinions expressed herein, we have examined such documents, records and matters of law as we have deemed relevant or necessary for purposes of these opinions. Based on the foregoing, and subject to the further assumptions, qualifications and limitations set forth herein, we are of the opinion that:

1.	The Shares have been authorized by all necessary corporate action of the Company and, when issued and delivered to the Underwriters pursuant to the terms of the Underwriting Agreement against payment of the consideration therefor as provided therein, will be validly issued, fully paid and nonassessable.

2.	When issued in accordance with the Rights Agreement, dated as of April 19, 2001, between the Company and Computershare Trust Company, N.A., as rights agent (as it may be amended from time to time, the “Rights Agreement”), the Rights will be validly issued.

The opinion set forth in paragraph 2 above is limited to the corporate authorization and valid issuance of the Rights under the corporation laws of the State of Delaware. We do not express any opinion herein with respect to any other aspect of the Rights, the effect of equitable principles or fiduciary considerations relating to the authorization, execution, delivery or administration of the Rights Agreement or the issuance of the Rights or the enforceability of any particular provisions of the Rights Agreement. In rendering the opinion set forth in paragraph 2 above, we have assumed that the Company’s Board of Directors has acted and will act in accordance with its fiduciary duties with respect to the authorization, execution, delivery and administration of the Rights Agreement and the issuance of the Rights.

Ramtron International Corporation

July 28, 2011

As to facts material to the opinions and assumptions expressed herein, we have relied upon oral or written statements and representations of officers and other representatives of the Company and others. The opinions expressed herein are limited to the General Corporation Law of the State of Delaware, including the applicable provisions of the Delaware Constitution and the reported judicial decisions interpreting such law, in each case as currently in effect, and we express no opinion as to the effect of the laws of any other jurisdiction.

We hereby consent to the filing of this opinion as Exhibit 5.1 to the Current Report on Form 8-K dated the date hereof filed by the Company relating to the Company’s Registration Statement on Form S-3 (File No. 333-173937) and to the reference to Jones Day under the caption “Legal Matters” in the prospectus supplement constituting a part of such Registration Statement. In giving such consent, we do not thereby admit that we are included in the category of persons whose consent is required under Section 7 of the Securities Act of 1933 or the rules and regulations of the Securities and Exchange Commission promulgated thereunder.

Very truly yours,

/s/ Jones Day